AB 3/17 KH 3/4

[redacted]

11017699

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lincoln Financial Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Granite Place
(No. and Street)

Concord, New Hampshire 03301
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith J. Ryan **(260) 455-6244**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, Suite 4000, 2001 Market Street Philadelphia, PA 19103-7096
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Keith J. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Securities Corporation, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARILYN K. ONDECKER, Notary Public
Resident of Allen County
My Commission Expires 1/18/2013

Notary Public

Signature

Vice President and Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Securities Corporation and Subsidiary

Consolidated Financial Statements and Supplemental Information

Year Ended December 31, 2010

Contents

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, PA 19103
Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lincoln Financial Securities Corporation

We have audited the accompanying consolidated statement of financial condition of Lincoln Financial Securities Corporation and subsidiary (the Company) as of December 31, 2010, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lincoln Financial Securities Corporation and subsidiary at December 31, 2010, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 24, 2011

1101-1222161

Lincoln Financial Securities Corporation and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$ 13,773,428
Cash segregated under federal and other regulations	868,500
Receivable from agents, brokers, or dealers	9,282,171
Income taxes receivable from Parent	1,817,981
Deferred tax asset, net	2,919,422
Other assets	389,543
Total assets	$ 29,051,045
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable	$ 6,138,061
Due to affiliates	1,781,904
Other liabilities	7,305,656
Total liabilities	15,225,621
Stockholder's equity:	
Common stock, par value $1 per share; authorized 100,000 shares, issued and outstanding 50,000 shares	50,000
Additional paid-in capital	20,730,325
Accumulated deficit	(6,954,901)
Total stockholder's equity	13,825,424
Total liabilities and stockholder's equity	$ 29,051,045

See accompanying notes.

Lincoln Financial Securities Corporation and Subsidiary

Consolidated Statement of Operations

Year Ended December 31, 2010

Revenues:	
Concession income	$ 95,983,497
Concession income from affiliates	9,056,533
Fees	5,042,493
Interest	24,731
Total revenues	110,107,254
Expenses:	
Commissions expense	94,291,581
General and administrative	22,181,954
Taxes, licenses, and fees	942,283
Total expenses	117,415,818
Loss before income tax benefit	(7,308,564)
Income tax benefit	(2,648,067)
Net loss	$ (4,660,497)

See accompanying notes.

Lincoln Financial Securities Corporation and Subsidiary

Consolidated Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2010	50,000	$ 50,000	$ 13,230,325	$ (2,294,404)	$ 10,985,921
Capital contribution from Parent	–	–	7,500,000	–	7,500,000
Net loss	–	–	–	(4,660,497)	(4,660,497)
Balance at December 31, 2010	50,000	$ 50,000	$ 20,730,325	$ (6,954,901)	$ 13,825,424

See accompanying notes.

Lincoln Financial Securities Corporation and Subsidiary

Consolidated Statement of Cash Flows

Year Ended December 31, 2010

Operating activities	
Net loss	$ (4,660,497)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred tax benefit	(931,902)
Decrease in receivables from agents and brokers or dealers	879,606
Increase in cash segregated under federal and other regulations	(215,500)
Increase in other assets	(10,047)
Decrease in commissions payable	(321,845)
Decrease in due to affiliates	(1,425,454)
Decrease in income taxes payable	(897,046)
Increase in other liabilities	1,140,211
Net cash used in operating activities	(6,442,474)
Financing activities	
Capital contribution from Parent	7,500,000
Net cash provided by financing activities	7,500,000
Net increase in cash and cash equivalents	1,057,526
Cash and cash equivalents at beginning of the year	12,715,902
Cash and cash equivalents at end of the year	$ 13,773,428

See accompanying notes.

1. Accounting Policies

Organization and Nature of Business

Lincoln Financial Securities Corporation (the Company or LFS) is a wholly owned subsidiary of Lincoln National Corporation (Parent or LNC). Allied Professional Advisors (APA) is a wholly owned subsidiary of the Company. APA provides investment advisory services through its investment advisory representatives and registered representatives of LFS.

Incorporated in 1969, the Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company has nonexclusive selling agreements with a number of mutual fund distributors, variable annuity companies, limited partnerships, and fee-based advisory services. The Company also offers brokerage services for stock and bond transactions. The Company's principal markets for these investment vehicles are U.S.-based investors.

The Company carries no margin accounts, promptly submits customer funds, and delivers securities received in connection with its activities to its clearing firms. The Company does not owe money or securities to customers. In some instances, there is a holding period between when customer funds are received and delivered to a clearing firm. In such an instance, the Company calculates the reserve required under Rule 15c3-3; however, this does not preclude the Company from claiming the (k)(2)(ii) exemption from this rule, as it is an introducing broker-dealer that clears all transactions on a fully-disclosed basis through its clearing firms.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

Principles of Consolidation

The consolidated financial statements include the accounts of Lincoln Financial Securities Corporation and its subsidiary. All material intercompany accounts and transactions have been eliminated.

1. Accounting Policies (continued)

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents, which are carried at cost, include all highly liquid instruments purchased with an original maturity of three months or less and, therefore, the recorded value approximates fair value.

Recognition of Revenue and Expense

Concession income and interest revenue are recorded as earned, and selling expenses are recorded as incurred. Fee revenue principally includes registered representative fees, additional dealer allowances, and fees for general security trades.

Income Taxes

The Company files consolidated federal income tax returns with LNC. Pursuant to an intercompany tax-sharing agreement with LNC, the Company provides for income taxes on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from LNC. The tax-sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that we expect, more likely than not, will be realized. See Note 7 for additional information.

2. Cash Segregated Under Federal and Other Regulations

Cash of $868,500 has been segregated in a restricted bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

3. Receivables From Agents, Brokers, or Dealers and Commissions Payable

Amounts receivable from agents, brokers, or dealers and commissions payable at December 31, 2010, consist of the following:

	Receivable	Payable
Concession receivable and commissions payable	$ 6,690,902	$ 6,138,061
Loans receivable	2,236,157	–
Other	355,112	–
	$ 9,282,171	$ 6,138,061

The Company clears customer transactions through a clearing organization and unaffiliated broker-dealers on a fully-disclosed basis. Concession receivable includes amounts due from the clearing organization and unaffiliated broker-dealers for customer transactions. Commissions payable includes amounts payable to registered representatives for customer transactions.

Loans receivable include amounts due from registered representatives, net of amounts forgiven, as principal and interest is forgiven if certain production levels are met by the representative. The Company provides transition assistance loans to its registered representatives as part of its recruitment program. Loans are contingent on production levels and may have maturity dates ranging from two to seven years.

4. Employee Benefit and Compensation Plans

Individuals who provide services to the Company are employees of the Parent or its affiliates. The Parent sponsors various contributory defined contribution plans, nonqualified, unfunded deferred compensation plans, incentive plans, and a voluntary employees' beneficiary association (VEBA) trust that provides postretirement medical, dental, and life insurance benefits. Eligibility and the amount of required contribution for these benefits varies based upon a variety of factors including years of service and year of retirement.

4. Employee Benefit and Compensation Plans (continued)

Many of the Company's employees are participants in the qualified funded defined benefit pension plans maintained by the Parent. The Parent also maintains nonqualified, unfunded defined benefit pension plans for certain employees. All of the Parent's defined benefit pension plans were "frozen" as of December 31, 2007, or earlier. For the frozen plans, there are no new participants and no future accruals of benefits from the date of the freeze. Interest credits continue until the employee's benefit is paid.

The Company's registered representatives may be eligible to participate in a deferred compensation plan. The deferred compensation plan is a voluntary, nonqualified plan, allowing registered representatives to defer up to 100% of their securities commissions. Representatives may select from a menu of "phantom" investment options. The Parent is the plan sponsor.

During the year ended December 31, 2010, the Company was allocated $2.6 million by the Parent in connection with employee benefit and compensation plans discussed above. The allocated expense associated with these plans is included in the general and administrative expenses in the consolidated statement of operations.

5. Contingencies

LFS is a defendant in certain arbitrations and litigation that include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. These cases allege a number of causes of action, including (1) allegations by plaintiffs of misrepresentation by agents regarding the sale of securities products, (2) allegations by plaintiffs that they purchased securities that were unsuitable for their needs, (3) allegations by plaintiffs of fraudulent misrepresentation associated with account balances, (4) allegations that a broker affiliated with LFS provided inappropriate investment advice and mismanagement of funds, (5) allegations by plaintiffs of misappropriation of funds, and (6) allegations that the broker-dealer aided and abetted breach of fiduciary duties owed by agents under sales agreements and misappropriated proprietary information.

The ultimate outcome of these matters cannot presently be determined. The amount of liability reserved for at December 31, 2010, is approximately $6.61 million which is included in other liabilities on the consolidated statement of financial condition. At December 31, 2009, this liability was $4.65 million. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the consolidated financial position of LFS.

6. Guarantees

The Guarantees Topic of the FASB ASC requires the Company to disclose information regarding its indemnification agreement with its clearing brokers.

The Company has agreed to indemnify the clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2010, the total amount of customer balances subject to such indemnification was approximately $9.8 million. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the consolidated financial statements for this indemnification.

7. Income Taxes

Income tax benefit consists of the following for the year ended December 31, 2010:

Federal	$ 2,486,243
State	161,824
	$ 2,648,067

Income tax benefit differs from the federal tax rate of 35% primarily as a result of state income taxes. Income tax benefit includes a deferred income tax benefit of $931,902. Current federal income taxes receivable was $1,649,612 at December 31, 2010. The Company had a net deferred tax asset of $2,919,422 at December 31, 2010, which consisted of $(1,837) associated with limited partnership investments and $325,456 and $2,595,803 related to amortization expense and loss contingencies, respectively.

7. Income Taxes (continued)

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2010, the Company concluded that it was more likely than not that its gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2010. The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Services (IRS) and state taxing jurisdictions. We do not anticipate that any adjustments that might result from such audits would be material to our results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2007 and 2008.

8. Net Capital Requirement

As a registered broker-dealer in securities, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $4,181,384, which was $3,145,172 in excess of its required net capital of $1,036,212. The Company's ratio of aggregate indebtedness to net capital was 3.72 to 1. Aggregate indebtedness, used to compute the Company's net capital, includes reclassifications prescribed by Rule 15c3-1.

9. Transactions With Affiliates (Related-Party Transactions)

As a registered broker-dealer in securities, the Company buys and sells shares of regulated investment companies for participants in Hampshire's insurance funding programs.

Service charges are allocated to the Company by certain affiliates for corporate and administrative services provided, as described in the Master Services Agreement. The service charges include, but are not limited to, information technology, human resource administration, legal services, and compliance. These service charge allocations, which amounted to $4.3 million for the year ended December 31, 2010, are reported in general and administrative expenses on the consolidated statement of operations.

Due to affiliates represents net receivables and payables, primarily related to general and administrative expenses.

10. Subsequent Events

We have evaluated subsequent events through February 24, 2011, the date at which our financial statements were available to be issued, and determined that there were no matters required to be disclosed.

Supplemental Information

Lincoln Financial Securities Corporation and Subsidiary

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2010

Computation of net capital	
Total stockholder's equity	$ 13,825,424
Non-allowable assets:	
Accounts receivable	3,137,712
Deferred tax asset and income taxes receivable from Parent	4,737,403
Deposits held by clearing firms	20,000
Other assets	272,925
Total non-allowable assets	8,168,040
Other deductions and/or charges	1,057,000
Net capital before haircuts on securities positions	4,600,384
Haircuts on other securities	419,000
Net capital	$ 4,181,384
Total aggregate indebtedness	$ 15,543,200
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 1,036,212
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above amounts)	$ 1,036,212
Excess net capital	$ 3,145,172
Net capital less greater of 10% aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 2,627,064
Ratio of aggregate indebtedness to net capital	3.72 to 1

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2010, Part IIA FOCUS filing.

Lincoln Financial Securities Corporation and Subsidiary

Schedule II

Statement Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2010

Lincoln Financial Securities Corporation
Verification of 15c3-3 Reserve Bank Account Computation
December 31, 2010

Amounts held on deposit in reserve account at week-end		
Cash	$ 868,500	
Qualified securities	–	
Total on deposit	$ 868,500	
	Debits	**Credits**
Computation of minimum reserve requirement		
Free credits and other credit balances mutual fund breakpoint refund reserve (241182)	$ –	$ –
Monies borrowed collateralized by customers' checks held in vault and field	–	133,053
Customers' securities failed to receive customer stock certificates held in vault	–	–
Totals	$ –	$ 133,053
Excess of total credits over total debits	$ –	$ 133,053
If monthly calculation – 105% of excess credits	$ –	$ 139,706
Reserve in excess of minimum requirement	$ –	$ 728,794

Supplementary Report

Ernst & Young
Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, PA 19103
Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Lincoln Financial Securities Corporation

In planning and performing our audit of the consolidated financial statements of Lincoln Financial Securities Corporation and subsidiary (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered their internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulation Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2011

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, Pennsylvania 19103-7096

Tel: + 1 215 448 5000
Fax: + 1 215 448 4069
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management
Lincoln Financial Securities Corporation

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Lincoln Financial Securities Corporation (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Lincoln Financial Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2010 through December 31, 2010. Lincoln Financial Securities Corporation's management is responsible for Lincoln Financial Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with evidence of cash disbursement, including copies of cancelled checks.

   We compared the amount in line 2B. from page 1 of the Form SIPC-7 to the amount of cancelled check number 0008878240 made payable to SIPC on July 22, 2010 and found them to be in agreement.

   We compared the amount in line 2G. from page 1 of the Form SIPC-7 to the amount of the check requisition for check number 0009727803 to be made payable to SIPC on February 9, 2011 and found them to be in agreement.

2. Compared the amounts reported on the FOCUS reports for the fiscal periods from January 1, 2010 through December 31, 2010 with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2010 through December 31, 2010.

We performed the following procedures related to the amounts derived directly from the FOCUS reports as reported on the Form SIPC-7:

SIPC-7 Line Item	Procedure
2a. Total Revenue	We agreed the amount of total revenue from the SIPC-7 to the sum of the amounts found on line 12/Part IIA Line 9, Code 4030 from the Company's FOCUS reports filed for the periods January 1, 2010 through March 31, 2010, April 1, 2010 through June 30, 2010, July 1, 2010 through September 30, 2010, and October 1 through December 31, 2010 without exception.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including copies of clearing statements.

We performed the following procedures related to the adjustments on the Form SIPC-7:

SIPC-7 Line Item	Procedure
2c. Deductions: (1)	We agreed the amount on line 2c.(1) on page 2 of the SIPC-7 a schedule prepared by the Company entitled "Lincoln Financial Securities Corp. Month Only Concession Report," which is derived from the accounting records used to prepare the FOCUS reports filed for the periods January 1, 2010 through March 31, 2010, April 1, 2010 through June 30, 2010, July 1, 2010 through September 30, 2010, and October 1, 2010 through December 31, 2010.
2c. Deductions: (6)	We agreed the amount on line 2c.(6) on page 2 of the SIPC-7 a schedule prepared by the Company entitled "Lincoln Financial Securities Corp. Month Only Concession Report," which is derived from the accounting records used to prepare the FOCUS reports filed for the periods January 1, 2010 through March 31, 2010, April 1, 2010 through June 30, 2010, July 1, 2010 through September 30, 2010, and October 1, 2010 through December 31, 2010.

ERNST & YOUNG

SIPC-7 Line Item	Procedure
2c. Deductions: (7)	We agreed the amount in line 2c.(7) on page 2 of the SIPC-7 to a schedule prepared by the Company entitled "Lincoln Financial Securities Quarterly – Consolidated Focus 2010," which is derived from the accounting records used to prepare the FOCUS reports filed for the periods January 1, 2010 through March 31, 2010, April 1, 2010 through June 30, 2010, July 1, 2010 through September 30, 2010, and October 1, 2010 through December 31, 2010.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   We proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7, filed with our report, and on the related supporting schedules and working papers supporting the adjustments, without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2010 through December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2011

ERNST & YOUNG

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SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management
Lincoln Financial Investment Services Corporation

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Lincoln Financial Investment Services Corporation (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Lincoln Financial Investment Services Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2010 through December 31, 2010. Lincoln Financial Investment Services Corporation's management is responsible for Lincoln Financial Investment Services Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with evidence of cash disbursement, including copies of cancelled checks.

   We compared the amounts in lines 2B. and 2C. from page 1 of the Form SIPC-7 to the amount of cancelled check number 15171974 made payable to SIPC on July 28, 2010 and found them to be in agreement.

   We compared the amount in line 2G. from page 1 of the Form SIPC-7 to the amount of the check requisition for check number 15437470 to be made payable to SIPC on February 8, 2011 and found them to be in agreement.

2. Compared the amounts reported on the FOCUS reports for the fiscal periods from January 1, 2010 through December 31, 2010 with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2010 through December 31, 2010.

We performed the following procedures related to the amounts derived directly from the FOCUS reports as reported on the Form SIPC-7:

SIPC-7 Line Item	Procedure
2a.Total Revenue	We agreed the amount of total revenue from the SIPC-7 to the sum of the amounts found on line 12/Part IIA Line 9, Code 4030 from the Company's FOCUS reports filed for the periods January 1, 2010 through March 31, 2010, April 1, 2010 through June 30, 2010, July 1, 2010 through September 30, 2010, and October 1 through December 31, 2010 without exception.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including copies of clearing statements.

   We performed the following procedures related to the adjustments on the Form SIPC-7:

SIPC-7 Line Item	Procedure
2c. Deductions: (7)	We agreed the amount in line 2c.(7) on page 2 of the SIPC-7 to a schedule prepared by the Company entitled "LFISC EMP Account Actual to Budget Comparison – YTD 2010," which is derived from the accounting records used to prepare the FOCUS reports filed for the periods January 1, 2010 through March 31, 2010, April 1, 2010 through June 30, 2010, July 1, 2010 through September 30, 2010, and October 1, 2010 through December 31, 2010.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   We proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7, filed with our report, and on the related supporting schedules and working papers supporting the adjustments, without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2010 through December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Ernst & Young

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2011

Ernst & Young LLP

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Lincoln Financial Investment Services Corporation
Year Ended December 31, 2010
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG